Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on April 7, 2006.

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

Gas Natural shareholders approve the capital increase necessary to carry out the transaction

GENERAL MEETING OF SHAREHOLDERS OF GAS NATURAL SUPPORTS THE COMPANY’S HANDLING OF THE OPA FOR ENDESA

•	Salvador Gabarró sent a message of hope and continuity with respect to the business project of integration with Endesa.

•	The Chairman and Managing Director (Consejero Delegado) defended, to the company’s shareholders, the logic of the Gas Natural and Endesa integration, a strategic option which this company has been working on from the start, which is in line with corporate activities in Europe.

GAS NATURAL shareholders, at an Extraordinary General Meeting held today in Barcelona, supported the management team’s measures with respect to the OPA for Endesa, after seven months of a process in which all necessary authorizations have been obtained to carry out the transaction.

The company’s Chairman, Salvador Gabarró, and Managing Director (Consejero Delegado), Rafael Villaseca, defended, to the shareholders, the logic of the Gas Natural and Endesa integration, and explained that it involves a strategic option which this company has been working on from the start, which is in line with corporate activities that have been going on in the European sector in the last few years.

During his appearance, Salvador Gabarro conveyed to the shareholders a message of hope and continuity for the business project of integration with Endesa and pointed out that, in the seven months since the transaction was launched, “Gas Natural has done its duties and has passed each of the necessary formalities,” culminating with the approval of the “folleto” of the transaction last February 27.

Salvador Gabarró also wanted to remind the shareholders that “this transaction is not a political OPA, but is strictly a business transaction, stemming from the company’s clear conviction with respect to the convergence of gas and electricity.” In this regard, the Chairman of GAS NATURAL emphasized that the company already launched an OPA for the electricity company, Iberdrola, three years ago and it was one of the first energy companies to build combined cycle plants.

Creation of a great global energy company leader

The goal of the transaction set up by GAS NATURAL is the creation of a leading global Spanish energy company, with excellent capacities in energy management. This involves a combination that would have a large complementarity of assets and business in high growth markets, clearly customer-oriented, reaching more than 30 million worldwide.

The result of this transaction would be the leading gas and electricity company in Spain and Latin America, the third largest company in the world in LNG supply and the fourth largest by number of customers.

Benefits of the transaction

The Chairman of GAS NATURAL, Salvador Gabarró, also explained the clear advantages that this transaction provides to shareholders, who will be shareholders of a large Spanish group that is the leader in gas and electricity; for consumers, who will see the effects reflected in an improvement of service quality; for the employees of both companies, who will be part of a dynamic, strong and international corporate group; and for the entire Spanish energy sector, since it will strengthen the security of energy supply, improve competition in the sector and in the energy system itself.

Rafael Villaseca also indicated the benefits of the integration with Endesa and pointed out that the transaction will help strengthen security of energy supply in Spain, owing to a stronger position in international markets, especially when compared with other options.

A process full of obstacles

Since the launching of the transaction, on September 5, 2005, Gas Natural has worked with the thought of its shareholders and those of Endesa, and has obtained all necessary permits for approval of the transaction, despite various attempts by the electricity company’s management to hinder the transaction by means of systematic court interventions in the process.

Because of one of these court actions, since April 4, the GAS NATURAL offer has been temporarily suspended by a Judge, following the furnishing of a guarantee (aval) by Endesa of 1,000 million euros. This decision clearly hurts the shareholders of all the companies involved, but especially those of Endesa and Gas Natural, since, as long as the suspension is not revoked, none of the offers on the slate can be concluded and the shareholders will be deprived of the ability to accept an offer.

This action clearly shows Endesa’s intentions to continue with court action against the transaction, and deprive its shareholders of the right to decide on the transaction.

Considerations with respect to the European Energy Market

At the shareholders’ meeting, Rafael Villaseca indicated that the “single energy market does not exist.” As stated by the managing director (consejero delegado), “there does not exist at this time one common European energy market, neither physical, nor regulatory, nor drawn with European energy policies.

The gas and electricity common market does not exist because there is no political will, according to Villaseca. The possibility is minimal that this will happen in the short term. There are still major asymmetries between states in terms of regulation, entry barriers and state participation, which might benefit foreign companies.

Furthermore, the electricity interconnection in Europe, key to integration, is clearly insufficient for the creation of a single electricity market. Electricity prices in Europe also are not homogeneous, the liberalization of various markets is not keeping pace and no measures are being taken to correct this situation.

Despite that, the Spanish market, especially gas, is one of the most competitive and open markets, according to the recent European Commission report on the market situation.

Resolutions of the Shareholders’ Meeting

The Extraordinary General Meeting of Shareholders of GAS NATURAL approved a capital increase of 602,429,955 new common shares (with par value of one euro each), providing for partial subscription and total elimination of the preferential subscription right, through in-kind contributions consisting of the shares of Endesa whose holders accept the offer, as well as delegating the Board of Directors to determine the share premium.

Likewise, the Meeting approved the request to admit the shares of GAS NATURAL to be traded on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, and on the New York Stock Exchange, through ADSs.

Another of the resolutions adopted was to delegate the Board of Directors to determine the conditions of the capital increase not provided by the Meeting, the final implementation of the capital figure, amendment of Articles 5 and 6 of the company bylaws and the issuance of documents necessary to carry out the capital increase.

The Board of Directors resolved, prior to the Shareholders’ Meeting, that the execution of the resolutions relating to the tender offer (OPA) formulated by this company to acquire the Endesa shares will remain subject to the lifting of the suspension of the OPA, and consequently, execution of the acts related to or in connection with the offer contemplated in the case dated March 21, 2006 of Commercial Court Number 3 of Madrid.

Finally, the Shareholders’ Meeting ratified the appointment of José Arcas Romeu as a director.

Barcelona, April 7, 2006.

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